Mail Stop 4561

November 29, 2007

By U.S. Mail and facsimile to (215) 986-5596

Joseph W. McGrath, Chief Executive Officer
Unisys Corporation
Unisys Way
Blue Bell, PA 19424-0001

  Re: Unisys Corporation
     Definitive 14A
     Filed March 19, 2007
     File No. 001-08729

Dear Mr. McGrath:

  We have reviewed your response letter dated November 2, 2007 and have the following comment. Please respond to our comment by December 13, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Refer to comment 8 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to group revenue and pre-tax profit performance. The criterion for applying the exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as that made at the top of page 4 of your response.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor